Exhibit 3.1.3
ARTICLES OF AMENDMENT
TO THE
AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
CENTERPOINT ENERGY, INC.
          Pursuant to the provisions of Article 4.04 of the Texas Business Corporation Act, CenterPoint Energy, Inc., a Texas corporation (the “Company”), hereby adopts the following Articles of Amendment to its Amended and Restated Articles of Incorporation (as amended prior to the date hereof, the “Articles of Incorporation”):
ARTICLE I
          The name of the Company is CenterPoint Energy, Inc.
ARTICLE II
          The following amendment to the Articles of Incorporation (the “Amendment”) was duly adopted by the shareholders of the Company on April 24, 2008:
          The Articles of Incorporation are hereby amended by deleting all of the first paragraph of part (a) of ARTICLE V following the first sentence thereof and inserting in lieu thereof the following:
“Except as may otherwise be provided pursuant to the provisions established by the Board of Directors with respect to any series of Preferred Stock pursuant to Division A of Article VI of these Articles of Incorporation, at each annual meeting of shareholders, all directors shall be elected to hold office for a term expiring at the next succeeding annual meeting of shareholders and until their successors have been elected and qualified; provided, that any director elected for a longer term before the 2009 annual meeting of shareholders shall hold office for the entire term for which he or she was originally elected.”
ARTICLE III
          The Amendment has been approved in the manner required by the Texas Business Corporation Act and the constituent documents of the Company.
          IN WITNESS WHEREOF, the Company has caused these Articles of Amendment to be duly executed as of the 24th day of April, 2008.

CENTERPOINT ENERGY, INC.

By:	/s/ Richard B. Dauphin Richard B. Dauphin
Assistant Corporate Secretary